UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

The following exhibit is attached.

Exhibit	Description
99.1	Press Release dated October 31, 2019: Powerbridge Technologies Reports Financial Results and Business Update for the Six Months Ended June 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Ban Lor
Ban Lor
Co-Chief Executive Officer

Date: October 31, 2019

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